UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

No Act
PE 1/5/12

DIVISION OF
CORPORATION FINANCE

March 5, 2012

Vaughn R. Groves
Alpha Natural Resources, Inc.
vgroves@alphanr.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-5-12

Re: Alpha Natural Resources, Inc.
Incoming letter dated January 5, 2012

Dear Mr. Groves:

This is in response to your letters dated January 5, 2012 and February 15, 2012 concerning the shareholder proposal submitted to Alpha by the New York State Common Retirement Fund. We also have received a letter on the proponent's behalf dated February 10, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Sanford J. Lewis
sanfordlewis@strategiccounsel.net

March 5, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Alpha Natural Resources, Inc.
Incoming letter dated January 5, 2012

The proposal relates to the company's equal employment opportunity policy.

There appears to be some basis for your view that Alpha may exclude the proposal under rule 14a-8(e)(2) because Alpha received it after the deadline for submitting proposals. We note in particular your representation that Alpha received the proposal after this deadline and the proponent's failure to demonstrate timely receipt by the company. Accordingly, we will not recommend enforcement action to the Commission if Alpha omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Karen Ubell
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Alpha Natural Resources

February 15, 2012

<u>VIA EMAIL</u>
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Securities Exchange Act of 1934 - Section 14(a), Rule 14a-8; Omission of Stockholder Proposal

Dear Ladies and Gentlemen:

I am writing on behalf of Alpha Natural Resources, Inc. ("Alpha" and sometimes referred to hereinafter as the "Company") to supplement our previous letter to the Staff of the Division of Corporation Finance, dated January 5, 2012, regarding the stockholder proposal (the "Proposal") submitted by the State of New York, Office of the State Comptroller on behalf of the New York State Common Retirement Fund, the New York State and Local Employees' Retirement System and the New York State Police and Fire Retirement System (the "Proponent"), and to respond to the February 10, 2012 letter from Sanford J. Lewis, the Proponent's counsel (the "Proponent's Letter"). As explained in our January 5, 2012 letter, Alpha intends to omit the Proposal from its proxy solicitation materials for its 2012 annual meeting of stockholders because the Proposal was not submitted within the time period specified by the Company in accordance with Rule 14a-8(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

As was detailed in our January 5, 2012 letter, Alpha needed to receive the Proposal from the Proponent not less than 120 calendar days before April 9, 2012, which was December 11, 2011 (the date disclosed in the Company's 2011 proxy statement). The Proposal from the Proponent was received at Alpha's principal executive offices on December 12, 2011, not on or prior to December 11, 2011. The Company does, like many companies, use a PO Box for the mailing address of its principal executive offices. The Company confirms that mail contained in the PO Box is picked up on a daily basis during the work week and is immediately brought to the Company's principal executive offices where it is sorted, stamped with the receipt date and delivered to the addressee on the same day. The Staff has indicated that, "if the deadline falls on a Saturday, Sunday or federal holiday, the company must disclose this date in its proxy statement, and rule 14a-8 proposals received after business reopens would be untimely." Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14").

The Proponent's Letter indicates that it sent the Proposal on December 8, 2011 by USPS express mail. The Proponent then *presumes* that arrival at Alpha's designated PO Box occurred on December 9th or 10th. However, the Proponent does not, and has not at this point, provided any confirmation as to whether the Proposal was received at Alpha's designated PO Box.

The fact that the Proposal was delivered to a PO Box is entirely irrelevant because actual receipt is required under Rule 14a-8(e). The onus is on the stockholder to make sure the proposal is *received* by the company by the required date. *Fisher Communications, Inc.* (December 19, 2007); *Smithfield Foods, Inc.* (June 4, 2007); *First Franklin Corp* (March 1, 2005); and *JPMorgan Chase & Co.* (February 8, 2005). In lieu of shifting the burden back through an exception, as the Proponent has recommended, the Staff has consistently strictly construed the Rule 14a-8(e)(2) deadline and consistently concurred with the exclusion of stockholder proposals pursuant to Rule 14a-8(e)(2) on the basis that such proposals were not timely submitted without inquiring as to reasons for failure to meet the deadline, even in cases where a proposal is received one day late. *Smithfield Foods, Inc.* (June 4, 2007); *City National Corp.* (January 17, 2008); *Int'l. Business Machines Corporation*

(Krueger) (December 5, 2006); *American Express Company* (December 21, 2004); *Hewlett-Packard Company* (January 24, 2003); *Thomas Industries Inc.* (January 15, 2003); *Dillard Department Stores, Inc.* (March 13, 2001); *Hewlett-Packard Company* (November 9, 1999); *Chevron Corp.* (February 10, 1998); *Norfolk Southern Corp.* (February 23, 1998); *General Electric Co.* (December 22, 1997); *Bindley Western Industries, Inc.* (February 21, 1997) and *AlliedSignal* (December 4, 1996). This includes instances outside the control of the stockholders. *See, e.g., Datastream Systems, Inc.* (March 9, 2005) (delivery was late due to extraordinary snowstorms) and *JPMorgan Chase & Co.* (February 8, 2005) (delivery of the proposal was delayed because of a winter storm).

We believe that the Staff would agree that the Proponent was in a far better position to preemptively guard its own interest by using a small degree of foresight in the event something may befall the letter in transit. In this regard, the Staff has indicated that "[t]o avoid exclusion on the basis of untimeliness, a shareholder should submit his or her proposal well in advance of the deadline and by a means that allows the shareholder to demonstrate the date the proposal was received at the company's principal executive offices." SLB 14. The Proponent did not submit the Proposal "well in advance" of the deadline, and sent the Proposal without any means to confirm actual receipt of the Proposal at Alpha's principal executive offices. The Proponent chose to disregard the Staff's guidance and has therefore submitted its proposal after the deadline. In fact, the Proponent indicated to us that it typically submits its proposals by facsimile transmission and apparently did not follow this practice to confirm delivery in this instance since no proof of transmission has been supplied to us from the Proponent after Alpha's request for it.

Based on Company records, the Proposal was received after the deadline. The Proponent, who has the burden to provide proof the Proposal was received by the deadline, has yet to provide anything beyond a statement from its counsel that "presumably" the Proposal arrived at the PO Box before the deadline. Instead the Proponent alleges the Company is "manipulating shareholders to send proposals to a location where arrival would not constitute timely receipt." Alpha has received stockholder proposals in the past that have been timely delivered using the PO Box, this being the first instance in which Alpha has sought to exclude a stockholder proposal based on Rule 14a-8(e). *See, e.g.,* Alpha Natural Resources, Inc. Definitive Proxy Statement at page 99 (April 1, 2011) (proposal included in Alpha's proxy statement). Allowing the exception to Rule 14a-8(e) that the Proponent seeks would annihilate the protection Rule 14a-8(e) provides for any company that uses a PO Box to receive its mail and force companies that, for legitimate reasons, use a PO Box to refrain from such a practice.

In addition, the Proponent is a sophisticated investor with over 100 stockholder proposals submitted to various companies over the years. The proponent has thus shown a lack of either attention or diligence in sending its Proposal without the ability to confirm its receipt by Alpha.

Therefore, for the reasons set forth herein and in our prior letter, Alpha respectfully requests that the Staff concur that it will take no action if Alpha omits the Proposal from its proxy solicitation materials for its 2012 annual meeting of stockholders. If the Staff disagrees with the conclusions set forth in this letter, I would appreciate an opportunity to confer with you prior to the issuance of the Staff's response. We very much appreciate the Staff's attention to this matter.

Pursuant to Staff Legal Bulletin No. 14F (October 18, 2011), in order to facilitate transmission of the Staff's response to my request, my email address is vgroves@alphanr.com, and the Proponent representative's facsimile number is (212) 681-4468.

If you have any questions or require any additional information, please do not hesitate to contact me at (276) 619-4463.

Sincerely,

Vaughn R. Groves
Executive Vice President, General Counsel and Secretary

cc: Patrick Doherty, State of New York, Office of the State Comptroller, Pension Investments & Cash Management

Sanford J. Lewis, Attorney for the Proponent

SANFORD J. LEWIS, ATTORNEY

February 10, 2012

Via Electronic Mail

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to Alpha Natural Resources, Inc. Regarding Sexual Orientation Non-Discrimination Policy Submitted by New York State Common Retirement Fund

Ladies and Gentlemen:

The Comptroller of the State of New York, The Honorable Thomas P. DiNapoli, on behalf of the New York State Common Retirement Fund (the "Proponent") has submitted a shareholder Proposal (the "Proposal") to Alpha Natural Resources, Inc. (the "Company"). I have been asked by the Proponent to respond to the No Action request letter dated January 5, 2012, sent to the Securities and Exchange Commission by Vaughn R. Groves, Executive Vice President, General Counsel and Secretary of Alpha Natural Resources. In that letter, the Company contends that the Proposal may be excluded from its 2012 proxy statement by virtue of Rule 14a-8(e)(2).

I have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the referenced rules, it is my opinion that the Proposal must be included in the Company's 2012 proxy materials and that it is not excludable by virtue of any of those rules.

A copy of this letter is being e-mailed concurrently to Vaughn R. Groves.

ANALYSIS

This challenge appears to present a matter of first impression for the Staff. The facts are that, as shown in the materials attached to the No Action request letter, the Company directed shareholders in its prior year's proxy statement to submit proposals to the Company's PO Box. The materials in question were sent by express mail, USPS, from the Proponent on Thursday December 8. They presumably arrived at the PO Box on December 9 or 10, a timely arrival at the designated PO Box consistent with the proxy statement's deadline of December 11. However, the Company then failed to retrieve the letter from said PO Box until a later date, December 12.

Thus, this proposal is unlike prior staff precedents where a Proposal arrived a day late at the Company's chief offices ***without being misdirected by company instructions***. In the present case, the Company had directed the shareholder via the prior year's proxy statement to send the

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

proposal to the PO Box, and it was then under the Company's control as to when it picked up the proposal from the box.

Although the Proposal did not arrive in a timely manner in the Company's physical offices, in this instance, by designating a PO Box as the point of delivery in its proxy statement, the Proponent believes it is clear that the Company waived its right to insist on timely delivery to its physical offices. Through its proxy, it had officially designated the PO Box as the appropriate location to send the proposal.

The appropriate staff response in this instance is to prevent this and other companies from manipulating shareholders to send proposals to a location where arrival would not constitute timely receipt. In many instances, corporations utilize a PO Box as their business address, thus it would be reasonable and appropriate for a shareholder to consider the address included in the Proxy as the appropriate place for timely delivery of the proposal.

CONCLUSION

As demonstrated above, the Proposal is not excludable Rule14a-8(e)(2). Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's No-Action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the staff.

Please call me at (413) 549-7333 with respect to any questions or if the Staff wishes any further information.

Sincerely,

Sanford Lewis
Attorney at Law

cc: Patrick Doherty and Jenika Conboy, Office of Comptroller, NY State
Vaughn R. Groves, Alpha Natural Resources

Alpha Natural Resources

January 5, 2012

<u>VIA EMAIL</u>
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Securities Exchange Act of 1934 - Section 14(a), Rule 14a-8; Omission of Stockholder Proposal

Dear Ladies and Gentlemen:

I am writing on behalf of Alpha Natural Resources, Inc. ("Alpha" and sometimes referred to hereinafter as the "Company") to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that Alpha intends to omit from its proxy solicitation materials for its 2012 annual meeting of stockholders a stockholder proposal (the "Proposal") submitted by the State of New York, Office of the State Comptroller on behalf of the New York State Common Retirement Fund, the New York State and Local Employees' Retirement System and the New York State Police and Fire Retirement System (the "Proponent"). Copies of the Proposal and accompanying materials are attached as <u>Exhibit A</u>.

Alpha expects to file its definitive proxy statement for the 2012 annual meeting of stockholders in April 2012. Accordingly, as contemplated by Rule 14a-8(j), this letter is being filed with the Commission more than 80 calendar days before the date upon which Alpha expects to file the definitive proxy solicitation materials for the 2012 annual meeting of stockholders. We respectfully request that the Staff of the Division of Corporation Finance confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the Company omits the Proposal from its 2012 proxy materials.

Pursuant to Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), I am submitting this request for no-action relief to the Commission under Rule 14a-8 by use of the Commission email address, <u>shareholderproposals@sec.gov,</u> and have included my name and telephone number both in this letter and the cover email accompanying this letter. In accordance with the Staff's instruction in Section E of SLB 14D and Rule 14a-8(j) under the Exchange Act, I am simultaneously forwarding, by email, a copy of this letter to the Proponent as formal notice of the Company's intention to exclude the Proposal from its 2012 proxy materials.

I. <u>Background</u>

The Proposal requests "that Alpha Natural Resources amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and gender identity and to substantially implement the policy."

II. <u>The Proposal Is Excludable Under Rule 14a-8(e)(2) Because It Was Not Received By Alpha At Its Principal Executive Offices Prior To The Deadline</u>

Rule 14a-8(e) provides, in part, that for a regularly scheduled annual meeting, "[t]he proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." The Company's 2011 annual meeting was held on May 19, 2011, and its 2011 proxy statement was first mailed to its stockholders on April 9, 2011. The Company's 2012 annual meeting will be held on May 17, 2012. Thus, Alpha needed to receive the Proposal from the Proponent not less than 120 calendar days before April 9, 2012, which was December 11, 2011. This requirement, including the specific date, was described in the section "*Stockholder Proposals For The 2012 Annual Meeting*" on page 14 of the Company's 2011 proxy statement, which is attached hereto as Exhibit B and states, in part, as follows: "[p]ursuant to Rule 14a-8 of the Exchange Act, in order to be included in the Company's proxy statement for the 2012 annual meeting, [stockholder] proposals must be received by Alpha no later than December 11, 2011...."

The Proposal was received at Alpha's principal executive offices on **December 12, 2011**, not on or prior to December 11, 2011, as reflected by the date stamp on the Proponent's letter accompanying the Proposal attached as Exhibit A. The Staff has strictly construed the Rule 14a-8(e)(2) deadline and consistently concurred with the exclusion of stockholder proposals pursuant to Rule 14a-8(e)(2) on the basis that such proposals were not timely submitted, even if those proposals were received only a few days, or even one day, after the deadline. The following companies were granted no action relief for proposals received one day after the deadline: *Smithfield Foods, Inc.* (June 4, 2007); *City National Corp.* (January 17, 2008); *Int'l. Business Machines Corp.* (December 5, 2006); *Thomas Industries Inc.* (January 15, 2003); *General Electric Co.* (December 22, 1997); *Bindley Western Industries, Inc.* (February 21, 1997). *See also*, *Alcoa Inc.* (January 12, 2009) (proposal received four days after the deadline); *Dominion Resources Inc.* (March 2, 2005) (proposal received two months after the deadline); and *Actuant Corporation* (November 26, 2003) (proposal received three months after the deadline).

To assist stockholders in meeting their burden, the Staff has stated that for stockholders "[t]o avoid exclusion on the basis of untimeliness, a shareholder should submit his or her proposal well in advance of the deadline and by a means that allows the shareholder to demonstrate the date the proposal was received at the company's principal executive offices." Division of Corporation Finance, Staff Legal Bulletin No. 14 (July 13, 2001). The Proponent did not submit the Proposal "well in advance" of the deadline, and, to the Company's knowledge, only sent the Proposal and accompanying letter to Alpha by regular U.S. mail with no means to confirm actual receipt of the Proposal at Alpha's principal executive offices. The Proponent did not follow the Staff's guidance in these regards and has therefore, submitted its proposal after the deadline.

Additionally, the Proponent indicated to Alpha that it typically submits its stockholder proposals to companies by facsimile transmission. However, upon a search of facsimiles received by my office, the corporate Secretary's office and the office and person to whom the letter accompanying the Proposal was addressed, no facsimile transmission of the Proposal was received on or before the deadline. The Proponent has also not produced proof of such a transmission after a request to do so by Alpha's Assistant Secretary. Additionally, there is no record of the Proponent submitting an inquiry to my office for my facsimile number on or prior to the deadline set forth in Alpha's 2011 proxy statement. The Staff provided specific guidance to stockholders submitting proposals via facsimile which guidance provides, in part, that if a stockholder submits a proposal by facsimile, "the shareholder proponent should ensure that he or she has obtained the correct facsimile number for making such submissions." Division of Corporation Finance, Staff Legal Bulletin No. 14C (June 28, 2005). In this guidance, the Staff recommends that stockholders contact the company to obtain the correct facsimile number because if "the facsimile number is incorrect, the shareholder proponent's proposal may be subject to exclusion on the basis that the shareholder proponent failed to submit the proposal or response in a timely manner." *See id.* If the Proponent submitted the Proposal to Alpha on or in advance of the stockholder proposal deadline by facsimile transmission, Alpha has no record of such facsimile transmission and the Proponent did not provide the Company with a confirmation that the facsimile submission of the Proposal occurred on or prior to the deadline.

The failure to timely submit a stockholder proposal is a deficiency that cannot be remedied, and, as such, the Company did not provide the Proponent with the 14-day notice and opportunity to cure under Rule

14a-8(f)(1). Rule 14a-8(f)(1) states in part, "[a] company need not provide [the proponent] such notice of a deficiency if the deficiency cannot be remedied, such as if [the proponent] fail[s] to submit a proposal by the company's properly determined deadline." The Company was not required to send a notice of deficiency to the Proponent under Rule 14a-8(f)(1) for the Proposal to be excluded under Rule 14a-8(e)(2).

III. Conclusion

Based upon the foregoing analysis, Alpha respectfully requests that the Staff concur that it will take no action if Alpha omits the Proposal from its proxy solicitation materials for its 2012 annual meeting of stockholders. Alpha reserves the right to submit to the Staff additional bases upon which the Proposal may be omitted if the Staff disagrees with Alpha's conclusion that the Proposal can be omitted based on its untimely submission. If the Staff disagrees with the conclusions set forth in this letter, I would appreciate an opportunity to confer with you prior to the issuance of the Staff's response. We very much appreciate the Staff's attention to this matter.

Pursuant to Staff Legal Bulletin No. 14F (October 18, 2011), in order to facilitate transmission of the Staff's response to my request, my email address is vgroves@alphanr.com, and the Proponent representative's facsimile number is (212) 681-4468.

If you have any questions or require any additional information, please do not hesitate to contact me at (276) 619-4463.

Sincerely,

Vaughn R. Groves
Executive Vice President, General Counsel and Secretary

Attachments

cc: Patrick Doherty, State of New York, Office of the State Comptroller, Pension Investments & Cash Management

Exhibit A

T: R. Groves

THOMAS P. DiNAPOLI
STATE COMPTROLLER

STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

PENSION INVESTMENTS
& CASH MANAGEMENT
633 Third Avenue-31st Floor
New York, NY 10017
Tel: (212) 681-4489
Fax: (212) 681-4468

CORPORATE
DEC 13 2011
LEGAL

December 8, 2011

Vaughn R. Groves
Corporate Secretary
Alpha Natural Resources, Inc.
One Alpha Place
P.O. Box 2345
Abingdon, Virginia 24212

Received
DEC 12 2011
Executive Department

Dear Mr. Groves:

The Comptroller of the State of New York, The Honorable Thomas P. DiNapoli, is the sole Trustee of the New York State Common Retirement Fund (the "Fund") and the administrative head of the New York State and Local Employees' Retirement System and the New York State Police and Fire Retirement System. The Comptroller has authorized me to inform Alpha Natural Resources, Inc. of his intention to offer the enclosed shareholder proposal on behalf of the Fund for consideration of stockholders at the next annual meeting.

I submit the enclosed proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from J.P. Morgan Chase, the Fund's custodial bank, verifying the Fund's ownership, continually for over a year, of Alpha Natural Resources, Inc. shares, will follow. The Fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, we will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 681-4823 should you have any further questions on this matter.

Very truly yours,

Patrick Doherty
pd:jm
Enclosures

SEXUAL ORIENTATION NON-DISCRIMINATION POLICY- 2012

Whereas: Alpha Natural Resources does not explicitly prohibit discrimination based on sexual orientation and gender identity in its written employment policy;

Over 89% of the Fortune 500 companies have adopted written nondiscrimination policies prohibiting harassment and discrimination on the basis of sexual orientation, as have more than 95% of Fortune 100 companies, according to the Human Rights Campaign. Nearly 70% of the Fortune 100 and 43% of the Fortune 500 now prohibit discrimination based on gender identity or expression;

We believe that corporations that prohibit discrimination on the basis of sexual orientation and gender identity have a competitive advantage in recruiting and retaining employees from the widest talent pool;

According to an October, 2009 survey by Harris Interactive and Witeck-Combs, 44% of gay and lesbian workers in the United States reported an experience with some form of job discrimination related to sexual orientation; an earlier survey found that almost one out of every 10 gay or lesbian adults also stated that they had been fired or dismissed unfairly from a previous job, or pressured to quit a job because of their sexual orientation;

Twenty-one states, the District of Columbia and more than 160 cities and counties, have laws prohibiting employment discrimination based on sexual orientation; 12 states and the District of Columbia have laws prohibiting employment discrimination based on sexual orientation and gender identity;

Minneapolis, San Francisco, Seattle and Los Angeles have adopted legislation restricting business with companies that do not guarantee equal treatment for gay and lesbian employees;

Our company has operations in, and makes sales to institutions in states and cities that prohibit discrimination on the basis of sexual orientation;

National public opinion polls consistently find more than three quarters of the American people support equal rights in the workplace for gay men, lesbians and bisexuals; for example, in a Gallup poll conducted in May 2009, 89% of respondents favored equal opportunity in employment for gays and lesbians;

Resolved: The Shareholders request that Alpha Natural Resources amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and gender identity and to substantially implement the policy.

Supporting Statement: Employment discrimination on the basis of sexual orientation and gender identity diminishes employee morale and productivity. Because state and local laws are inconsistent with respect to employment discrimination, our company would benefit from a consistent, corporate wide policy to enhance efforts to prevent discrimination, resolve complaints internally, and ensure a respectful and supportive atmosphere for all employees. Alpha Natural Resources will enhance its competitive edge by joining the growing ranks of companies guaranteeing equal opportunity for all employees.

Exhibit B

DEF 14A 1 ddef14a.htm DEFINITIVE PROXY STATEMENT

Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 (Amendment No.)

Filed by the Registrant x

Filed by a Party other than the Registrant ¨

Check the appropriate box:

¨ Preliminary Proxy Statement

¨ **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**

x Definitive Proxy Statement

¨ Definitive Additional Materials

¨ Soliciting Material Pursuant to §240.14a-12

ALPHA NATURAL RESOURCES, INC.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

x No fee required.

¨ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

¨ Fee paid previously with preliminary materials.

Table of Contents

STOCKHOLDER PROPOSALS FOR THE 2012 ANNUAL MEETING

Inclusion of Proposals in Our Proxy Statement and Proxy Card under the SEC's Rules. From time to time, stockholders may present proposals that are proper subjects for inclusion in the proxy statement and for consideration at an annual meeting. Pursuant to Rule 14a-8 of the Exchange Act, in order to be included in the Company's proxy statement for the 2012 annual meeting, such proposals must be received by Alpha no later than December 11, 2011, unless the date of our 2012 annual meeting is changed by more than 30 days from May 19, 2012, in which case the proposal must be received a reasonable time before we begin to print and mail our proxy materials.

Bylaw Requirements for Stockholder Submissions of Nominations and Proposals. Pursuant to Alpha's bylaws, stockholders of record may present proposals that are proper subjects for consideration at an annual meeting and/or nominate persons to serve on our board of directors at an annual meeting or special meeting at which directors are to be elected. Alpha's bylaws require all stockholders who intend to make proposals at an annual stockholders meeting or special meeting to provide a written notice, including the information specified in Alpha's bylaws (which information is summarized in *"Corporate Governance and Related Matters — Nominating and Corporate Governance Committee — Stockholder Director Nominations"*), to our Secretary at c/o Alpha Natural Resources, Inc., One Alpha Place, P.O. Box 2345, Abingdon, Virginia 24212, not later than the 90th day prior to the anniversary date of the date on which Alpha first mailed its proxy materials for the preceding year's annual meeting nor earlier than the 120th day prior to the anniversary date of the date on which Alpha first mailed its proxy materials for the preceding year's annual meeting. To be eligible for consideration at the 2012 annual meeting, notices must be received by Alpha between December 11, 2011 and January 10, 2012. In the event the date of the 2012 annual meeting is changed by more than 30 days from the anniversary of the date of the 2011 Annual Meeting, as set forth in this proxy statement, stockholder notice must be received not earlier the 120th day prior to the 2012 annual meeting nor later than the close of business on the date that is the later of the 90th day prior to the 2012 annual meeting or the 10th day following the day on which public announcement of the date of the 2012 annual meeting is first made. However, if the number of directors to be elected to the board of directors at an annual meeting is increased and there is no public announcement by Alpha naming all of the nominees for director or specifying the size of the increased board of directors at least 100 days prior to the anniversary of the mailing of proxy materials for the prior year's annual meeting of stockholders, then a stockholder's notice shall be considered timely, but only with respect to nominees for any new positions created by such increase, if it is received by our Secretary no later than the close of business on the 10th day following the date on which such public announcement is first made by Alpha. These provisions are intended to allow all stockholders to have an opportunity to consider business expected to be raised at the meeting.